SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.4)*

Petrosearch Energy Corporation

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

71675Y100

(CUSIP Number)

Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street

Chicago, Illinois 60601

(312) 565-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Tiberius Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,051,014
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 6,051,014
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,051,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.64%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Tiberius Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 6,051,014
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 6,051,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,051,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.64%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / ILIAD RESEARCH AND TRADING, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 6,051,014
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 6,051,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,051,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.64%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Iliad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 6,051,014
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 6,051,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,051,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.64%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Fife Trading, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 6,051,014
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 6,051,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,051,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.64%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Hyperion Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 6,051,014
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 6,051,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,051,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.64%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / Hyperion Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 6,051,014
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 6,051,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,051,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.64%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 71675Y100

1	NAMES OF REPORTING PERSONS / JOHN M. FIFE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 6,051,014
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 6,051,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,051,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.64%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on May 1, 2009 (the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.001 (the “Shares”), issued by Petrosearch Energy Corporation (the “Issuer” or “Petrosearch”), is hereby amended to furnish the additional information set forth herein. This Amendment amends Amendment #3 (“Amendment #3”) that was filed on June 1, 2009, and amends Amendment #2 to Schedule 13D (“Amendment #2”) that was filed on May 21, 2009, and amends Amendment #1 to Schedule 13D (“Amendment #1”) that was filed on May 12, 2009. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such Items in the Initial 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons hold, in the aggregate, 6,051,014 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $1,095,728.53 (including commissions). The source of funding for the purchase of these Shares was the general working capital of Iliad Research and Trading, L.P. (“Iliad”), and personal funds in the case of Mr. Fife. Tiberius Capital obtained ownership of these Shares pursuant to a Stock Assignment Agreement that was entered into and consummated on April 30, 2009, a Second Stock Assignment Agreement that was entered into and consummated on May 11, 2009, a Third Stock Assignment Agreement that was entered into and consummated on May 29, 2009, and a Fourth Stock Assignment Agreement that was entered into and consummated on June 8, 2009, as further detailed below.

Item 4.	Purpose of Transaction

Item 4 of Amendment #3 is hereby amended to add the following as an additional paragraph at the end of this section.

On June 8, 2009, Tiberius Capital, LLC (“Tiberius Capital”) sent a letter to Mr. Richard Dole, the Chief Executive Officer, President and Chairman of the Issuer. In the letter, Tiberius Capital informed Mr. Dole that it would not vote for or support the merger between Petrosearch and Double Eagle Petroleum Co. Tiberius Capital believes the merger consideration is inadequate because it does not properly provide value for Petrosearch’s proven oil and gas reserves. Tiberius Capital also stated that the merger consideration is disadvantageous because Petrosearch shareholders share very little in the upside, but retain most of the downside risk. Tiberius Capital calls on Mr. Dole either to increase the number of Double Eagle shares allocated to the merger consideration or to provide other consideration, such as the issuance of Double Eagle preferred stock to the Petrosearch shareholders as part of the merger consideration. The text of the letter is reproduced below and attached as Exhibit 2 hereto.

Dear Mr. Dole:

As you know, we are the largest reported shareholder of Petrosearch Energy Corporation. After carefully reviewing the publicly available material relating to the proposed merger of Petrosearch into Double Eagle, we are writing to you to inform you that we cannot support it and will not vote for it, for a variety of reasons.

First, the merger consideration payable to the Petrosearch shareholders is far less than what Petrosearch is worth. After subtracting your inappropriate severance payments and those paid to your two colleagues, $1.95 million in all, there was 22.7 cents per share in cash, as of March 31, 2009. As of March 31, 2009, and again after subtracting the $1.95 million of improper payments, total stockholders’ equity per share is 43.2 cents per share. According to the Company’s most recently filed 10-K for 2008, there are 11.7 cents per share of discounted future net cash flows from proven reserves (using your $4,839,059 figure, which we believe is grossly understated given today’s oil and gas prices). Hence, on a simple book basis, there is considerably more value in Petrosearch than offered in the merger consideration.

According to your press release on March 31, 2009, you stated that the merger consideration to the Petrosearch shareholders was $.225 based on the then price of Double Eagle stock.

In addition, the structure of the merger consideration is disadvantageous to the Petrosearch shareholders. For instance, Double Eagle has mandated that $8.75 million of Petrosearch working capital (which is primarily cash) be delivered to it at closing. If more working capital is delivered than $8.75 million, the Petrosearch shareholders receive no increase in the merger consideration. However, if less than $8.75 million of working capital is delivered, Petrosearch shareholders receive less in merger consideration. In addition, assuming the Petrosearch working capital delivered at closing is at least $8.75 million, the merger consideration to the Petrosearch shareholders is only 20.6 cents per share, if the Double Eagle price is between $4.00 and $4.75, and the merger consideration is only .266 to the Petrosearch shareholders if the Double Eagle price is from $6.25 to $10.00. Hence, it would appear that the Petrosearch shareholders share very little in the upside, but retain most of the downside risk.

If the weighted average price of the Double Eagle stock is above $5.25 per share, and assuming $8.75 million in working capital is delivered at closing, Petrosearch shareholders would only receive a small amount of additional consideration, capped at 3.9 cents per share, until the weighted average price of the Double Eagle stock reaches $10.00. By way of comparison, you and your colleagues this year received $1.95 million, or 4.7 cents per share, in inappropriate severance payments – more than the maximum consideration that Petrosearch shareholders can expect to receive for all their oil and gas properties.

We call on you to do the right thing and to increase the number of Double Eagle shares allocated to the merger consideration, or, provide other consideration such as the issuance of Double Eagle preferred stock to the Petrosearch shareholders as part of the merger consideration.

We will be calling our fellow Petrosearch shareholders to solicit their views as to whether they agree with us that the merger consideration is inadequate.

Very truly yours,

Tiberius Capital, LLC

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended to restate the first two paragraphs in their entirety and amend item 5(c) to add additional purchases of Shares as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,051,014 Shares, representing approximately 14.64% of the Issuer’s outstanding Shares (based upon the 41,340,584 Shares stated to be outstanding as of May 15, 2009 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2009).

(b) Tiberius Capital has sole voting power and sole dispositive power with regard to 6,051,014 Shares. Each of the other Reporting Persons has shared voting power and shared dispositive power with respect to such Shares. Each Reporting Person (other than Tiberius Capital), by virtue of its relationship to Tiberius Capital (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Tiberius Capital directly owns. Each Reporting Person (other than Tiberius Capital) disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons since the filing of the Initial 13D. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	No of Shares Purchased	Purchase Price per Share (U.S.$)
Iliad	6/1/2009	13,000	0.2
	6/1/2009	179,600	0.2
	6/2/2009	82,200	0.21
	6/3/2009	1,075,000	0.21
	6/4/2009	10,000	0.2
	6/5/2009	100,000	0.2176

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to of the Issuer

Stock Assignment Agreements

The first paragraph of Item 6 of the Initial 13D is hereby amended and restated in its entirety as follows:

On April 30, 2009, Iliad and Mr. Fife entered into a Stock Assignment Agreement (attached as Exhibit 2 to the Initial 13D) with Tiberius Capital. Pursuant to this Stock Assignment Agreement, on April 30, 2009, Tiberius purchased all Shares owned at that time (listed in Item 5(c) of the Initial 13D) from Mr. Fife and Iliad. The aggregate consideration was the issuance of all of the membership units of Tiberius Capital to Hyperion Capital, an entity controlled by Mr. Fife. On May 11, 2009, Mr. Fife and Iliad entered into a Second Stock Assignment Agreement (attached as Exhibit 2 to Amendment #1) with Tiberius Capital. Pursuant to the Second Stock Assignment Agreement, on May 11, 2009, Tiberius accepted an assignment of all Shares listed in Item 5(c) of Amendment #1 from Iliad and Mr. Fife. On May 29, 2009, Mr. Fife and Iliad entered into a Third Stock Assignment Agreement (attached as Exhibit 3 to Amendment #3) with Tiberius Capital. Pursuant to the Third Stock Assignment Agreement, on May 29, 2009, Tiberius accepted an assignment of all Shares listed in Item 5(c) of Amendment #3 from Iliad and Mr. Fife. On June 8, 2009, Mr. Fife and Iliad entered into a Fourth Stock Assignment Agreement (attached hereto as Exhibit 3 and incorporated by reference herein in its entirety) with Tiberius Capital. Pursuant to the Fourth Stock Assignment Agreement, on June 8, 2009, Tiberius accepted an assignment of all Shares listed in Item 5(c) above from Iliad.

Item 7.	Material to be Filed as Exhibits

1. Joint Filing Agreement of the Reporting Persons.

2. Letter of Tiberius Capital, LLC, dated June 8, 2009, to Mr. Richard Dole, Chairman, CEO and President of Petrosearch Energy Corporation.

3. Fourth Stock Assignment Agreement dated as of June 8, 2009, among Iliad, Mr. Fife and Tiberius Capital.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 8, 2009

Tiberius Capital, LLC

By:	Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Tiberius Management, Inc.

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Iliad Research and Trading, L.P.

By:	Iliad Management, LLC, its general partner
By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Iliad Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Fife Trading, Inc.

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital, L.P.

By:	Hyperion Capital Management, LLC, its general partner
By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

/s/ John M. Fife
Name: John M. Fife

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Petrosearch Energy Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 8th day of June, 2009.

Tiberius Capital, LLC

By:	Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Tiberius Management, Inc.

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

Iliad Research and Trading, L.P.

By:	Iliad Management, LLC, its general partner

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Iliad Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Fife Trading, Inc.

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital, L.P.

By:	Hyperion Capital Management, LLC, its general partner

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Hyperion Capital Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

/s/ John M. Fife
John M. Fife

[Signature Page of Joint Filing Agreement to Schedule 13D - Petrosearch Energy Corporation]

EXHIBIT 2

LETTER FROM TIBERIUS CAPITAL TO ISSUER

Tiberius Capital, LLC

303 East Wacker Drive - Suite 311

Chicago, IL 60601

(312) 565-1569

Via Federal Express and Certified Mail

June 8, 2009

Mr. Richard Dole

Chief Executive Officer,

President & Chairman

Petrosearch Energy Corporation

675 Bering Drive - Suite 200

Houston, Texas 77057

Re:	We Cannot Support the Double Eagle Merger

Dear Mr. Dole:

As you know, we are the largest reported shareholder of Petrosearch Energy Corporation. After carefully reviewing the publicly available material relating to the proposed merger of Petrosearch into Double Eagle, we are writing to you to inform you that we cannot support it and will not vote for it, for a variety of reasons.

First, the merger consideration payable to the Petrosearch shareholders is far less than what Petrosearch is worth. After subtracting your inappropriate severance payments and those paid to your two colleagues, $1.95 million in all, there was 22.7 cents per share in cash, as of March 31, 2009. As of March 31, 2009, and again after subtracting the $1.95 million of improper payments, total stockholders’ equity per share is 43.2 cents per share. According to the Company’s most recently filed 10-K for 2008, there are 11.7 cents per share of discounted future net cash flows from proven reserves (using your $4,839,059 figure, which we believe is grossly understated given today’s oil and gas prices). Hence, on a simple book basis, there is considerably more value in Petrosearch than offered in the merger consideration.

According to your press release on March 31, 2009, you stated that the merger consideration to the Petrosearch shareholders was $.225 based on the then price of Double Eagle stock.

In addition, the structure of the merger consideration is disadvantageous to the Petrosearch shareholders. For instance, Double Eagle has mandated that $8.75 million of Petrosearch working capital (which is primarily cash) be delivered to it at closing. If more working capital is delivered than $8.75 million, the Petrosearch shareholders receive no increase in the merger consideration. However, if less than $8.75 million of working capital is delivered, Petrosearch shareholders receive less in merger consideration. In addition, assuming the Petrosearch working capital delivered at closing is at least $8.75 million, the merger consideration to the Petrosearch shareholders is only 20.6 cents per share, if the Double Eagle price is between $4.00 and $4.75, and the merger consideration is only .266 to the Petrosearch shareholders if the Double Eagle price is from $6.25 to $10.00. Hence, it would appear that the Petrosearch shareholders share very little in the upside, but retain most of the downside risk.

If the weighted average price of the Double Eagle stock is above $5.25 per share, and assuming $8.75 million in working capital is delivered at closing, Petrosearch shareholders would only receive a small amount of additional consideration, capped at 3.9 cents per share, until the weighted average price of the Double Eagle stock reaches $10.00. By way of comparison, you and your colleagues this year received $1.95 million, or 4.7 cents per share, in inappropriate severance payments – more than the maximum consideration that Petrosearch shareholders can expect to receive for all their oil and gas properties.

We call on you to do the right thing and to increase the number of Double Eagle shares allocated to the merger consideration, or, provide other consideration such as the issuance of Double Eagle preferred stock to the Petrosearch shareholders as part of the merger consideration.

We will be calling our fellow Petrosearch shareholders to solicit their views as to whether they agree with us that the merger consideration is inadequate.

Very truly yours,

Tiberius Capital, LLC

By:	Tiberius Capital Management, Inc.

By:	/s/ Robert T. Sullivan
Robert T. Sullivan
Its:	President

cc:	Board Members
Mr. Gerald Agranoff
Mr. Richard Majeres

EXHIBIT 3

Fourth Stock Assignment Agreement

dated as of June 8, 2009, among

Iliad, Mr. Fife and Tiberius Capital

FOURTH STOCK ASSIGNMENT AGREEMENT

THIS FOURTH STOCK ASSIGNMENT AGREEMENT (this “Agreement”) is made and entered into as of the 8th day of June, 2009 by and among John M. Fife (“Fife”) and Iliad Research and Trading, L.P., a Delaware limited partnership (“Iliad”) (each, an “Assignor”; collectively, “Assignors”), and Tiberius Capital, LLC, an Illinois limited liability company (“Assignee”).

W I T N E S S E T H

WHEREAS, on April 30, 2009, Assignors previously assigned to Assignee 2,489,499 shares of the common stock of Petrosearch Energy Corporation, a Maryland corporation (“Petrosearch”);

WHEREAS, on May 11, 2009, Assignors previously assigned to Assignee 750,040 shares of the common stock of Petrosearch;

WHEREAS, on May 29, 2009, Assignors previously assigned to Assignee 1,351,675 shares of the common stock of Petrosearch

WHEREAS, Iliad is indirectly owned and beneficially controlled by Fife;

WHEREAS, Assignee is indirectly owned and beneficially controlled by Fife;

WHEREAS, Fife desires to assign no shares of the common stock of Petrosearch to Assignee, and Iliad desires to assign 1,459,800 shares of the common stock of Petrosearch to Assignee (all such shares are collectively referred to herein as the “Shares”); and

WHEREAS, each Assignor desires to transfer his or its Shares to Assignee for administrative purposes, and Assignee desires to accept assignment of the Shares, upon the terms and conditions set forth herein.

NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Recitals. The above recitals are made a part hereof and incorporated herein.

2. Assignment. On the Assignment Date (as hereinafter defined), the Assignors shall convey, transfer and assign to Assignee, and Assignee shall accept from the Assignors, the Shares.

3. Assignment Date. The assignment contemplated under this Agreement shall take place simultaneously with the execution of this Agreement (the “Assignment Date”).

4. Conditions.

(a) Conditions to Obligations of each Assignor. All obligations of each Assignor hereunder to be satisfied as of the Assignment Date are subject to the fulfillment on the Assignment Date of each of the following conditions:

(i) Representations and Warranties. All representations and warranties of Assignee in this Agreement shall be true and complete in all material respects as of the Assignment Date.

(ii) Agreements and Conditions. Assignee shall have in all material respects performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by Assignee prior to or on the Assignment Date.

(iii) Deliveries. Assignee shall have made all the deliveries to each Assignor set forth in Section 5(b).

(iv) No Action or Proceeding. No action or proceeding by or before any court or other governmental body of competent jurisdiction shall have been instituted to restrain, prohibit or invalidate the transactions contemplated by this Agreement, and no notice of objection to the transactions contemplated by this Agreement shall have been received by Assignee from any governmental agency.

(b) Conditions to Assignee’s Obligations. All obligations of Assignee hereunder to be satisfied as of the Assignment Date are subject to the fulfillment on the Assignment Date of each of the following conditions:

(i) Representations and Warranties. All representations and warranties of each Assignor in this Agreement shall be true and complete in all material respects as of the Assignment Date.

(ii) Agreements and Conditions. Each Assignor shall have in all material respects performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by each Assignor on the Assignment Date.

(iii) Deliveries. Each Assignor shall have made all the deliveries to Assignee set forth in Section 5(a).

(iv) No Action or Proceeding. No action or proceeding by or before any court or other governmental body of competent jurisdiction shall have been instituted to restrain, prohibit or invalidate the transactions contemplated by this Agreement, and no notice of objection to the transactions contemplated by this Agreement shall have been received by either Assignor from any governmental agency.

5. Deliveries. The parties shall deliver the following to each other on the Assignment Date:

(a)	Each Assignor shall deliver or cause to be delivered to Assignee the following:

(i)	Evidence representing the Shares transferring the Shares to Assignee, together with stock powers endorsed in blank.

(ii)	Any other documents or instruments reasonably required by Assignee to effectuate the purposes of this Agreement.

(b)	Assignee shall deliver or cause to be delivered to each Assignor any documents or instruments reasonably required by each Assignor to effectuate the purposes of this Agreement.

6. Representation and Warranties of each Assignor. In order to induce Assignee to enter into this Agreement and to consummate the transactions contemplated hereby, each Assignor hereby represents and warrants to Assignee as follows:

(a) Such Assignor has all right, title and interest in and to the Shares he or it owns, unencumbered by any lien, pledge, security interest, encumbrance, title retention agreement, adverse claim, option or other right or duty of any kind whatsoever, and has full right and power to transfer his or its Shares to Assignee pursuant to the terms hereof.

(b) Such Assignor has not transferred, sold, assigned, mortgaged, pledged or subjected to lien or other encumbrance any of his or its Shares.

(c) Such Assignor does not own any voting securities or capital stock, partnership interest, indebtedness or security or have any other financial or other interest in Petrosearch, except pursuant to his or its Shares, all of which shall be transferred to Assignee on the Assignment Date.

(d) Neither the Internal Revenue Service nor any other taxing authority is now asserting or, to the best of the knowledge of such Assignor, threatening to assert against any of his or its Shares any deficiency or claim for additional taxes or interest thereon or penalties in connection therewith.

(e) There is no outstanding option, warrant, subscription, agreement, call, right, authorization or commitment of any type relating to the issuance, sale, transfer, purchase, redemption, pledge or other acquisition or disposition of any of his or its Shares.

(f) Upon the Assignment Date as provided for in this Agreement, Assignee will acquire good, valid and marketable title to his or its Shares, free and clear of any lien, pledge, charge, security interest, encumbrance, title retention agreement, adverse claim, option or right of such Assignor or any other person or entity (except for claims of Assignee or those claiming through Assignee).

(g) This Agreement has been duly executed and delivered by such Assignor and constitutes the legal, valid and binding obligation of such Assignor, enforceable against such Assignor in accordance with its terms, and such Assignor has full power and lawful authority to make and perform this Agreement.

(h) No representation or warranty by such Assignor in this Agreement contains or, to the best of such Assignor’s knowledge, will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or necessary to make any statement herein or not misleading.

(i) The execution, delivery and performance of this Agreement and the transactions contemplated hereby, will not result in any violation of, or be in conflict with, any judgment, decree, order, writ, injunction, lease, agreement, contract or other instrument by which such Assignor may be bound or affected or by any law, statute, ruling or regulation.

7. Representation and Warranties of Assignee. In order to induce each Assignor to enter into this Agreement and to consummate the transactions contemplated hereby, Assignee hereby represents and warrants to each Assignor as follows:

(a) This Agreement has been duly executed and delivered by Assignee and constitutes the legal, valid and binding obligation of Assignee, enforceable against Assignee in accordance with its terms, and Assignee has full power and lawful authority to make and perform this Agreement.

(b) This Agreement constitutes, and the other documents and instruments required to be executed and delivered by Assignee pursuant to the provisions hereof will constitute, the legal, valid and binding obligation of Assignee, enforceable against Assignee in accordance with their respective terms.

(c) No representation or warranty by Assignee in this Agreement contains or, to the best of Assignee’s knowledge, will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or necessary to make any statement herein or not misleading.

(d) The execution, delivery and performance of this Agreement and the transactions contemplated hereby, will not result in any violation of, or be in conflict with, any judgment, decree, order, writ, injunction, lease, agreement, contract or other instrument by which Assignee may be bound or affected or by any law, statute, ruling or regulation.

8. Special Covenants and Agreements. The parties shall cooperate fully with each other and their respective counsel and accountants in connection with any actions required to be taken as part of their respective obligations under this Agreement, and the parties shall execute such other documents as may be reasonably necessary and desirable for the implementation and consummation of the transactions contemplated by this Agreement, and otherwise use their best efforts to consummate the transactions contemplated hereby and to fulfill their obligations hereunder.

9. Survival of Representations and Warranties. The representations, warranties and agreements made in this Agreement, and any liability for breach of any agreement or any inaccuracy of or omission from any representation or warranty under this Agreement, shall survive the Assignment Date.

10. Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed to have been duly given, when delivered by hand or three (3) days after deposited in the United States mail, by registered or certified mail, return receipt requested, postage prepaid, or to such other address as any party hereto may from time to time designate in writing delivered in a like manner.

11. Miscellaneous.

(a) The paragraph titles or captions contained in this Agreement are for convenience only and shall not be deemed a part of this Agreement.

(b) Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be unenforceable or invalid under applicable law, such provision shall be ineffective only to the extent of such unenforceability or invalidity and the remaining provisions of this Agreement shall continue to be binding and in full force and effect.

(c) This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof. No change, amendment or modification of this Agreement shall be valid unless the same shall be in writing and signed by the parties hereto.

(d) The failure of any party to insist, in one or more instances, on performance by any other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted hereunder or of the future performance of any term or condition of this Agreement unless such waiver or relinquishment is contained in writing signed by or on behalf of any such party. The remedies in this Agreement are cumulative and are not exclusive of any other remedies provided by law or in equity.

(e) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Illinois.

(f) The parties hereto irrevocably agree that all actions or proceedings in any way, manner or respect, arising out of or from or related to this Agreement may be litigated in the Federal or State Courts having situs within Cook County, Illinois. Each party hereby consents and submits to the jurisdiction of any local, state or federal court located within said county and state and hereby waives any right it may have to transfer or change the venue of any such litigation. It is the intent of the parties upon execution hereof that this Agreement be deemed to have been prepared by all the parties to the end that no party shall be entitled to the benefit of any favorable interpretation or construction of any term or provision hereof under any rule or law.

(g) No party hereto may assign its or his rights or delegate its or his duties hereunder without the prior written consent of the other parties.

(h) This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, personal representatives, successors and, to the extent permitted hereby, assigns.

(i) In the event any action is instituted by a party hereto regarding the construction of any term herein or to recover damage because of the breach of any term of this Agreement, the prevailing party in such action shall be entitled to reasonable reimbursement from the non-prevailing party, including but not limited to attorneys’ fees, costs and expenses incurred as a result thereof.

(j) This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute a single instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ASSIGNORS:

/s/ John M. Fife
John M. Fife

Iliad Research and Trading, L.P., a Delaware limited partnership

By: Iliad Management, LLC, a Delaware limited liability company, its General Partner

By: Fife Trading, Inc., an Illinois corporation, its Manager

By:	/s/ John M. Fife
John M. Fife, its President

ASSIGNEE:

Tiberius Capital, LLC, an Illinois limited liability company

By: Tiberius Management, Inc., an Illinois corporation, its Manager

By:	/s/ Robert T. Sullivan
Robert T. Sullivan, its President